EXHIBIT 99.1

1100 - 1199 W. Hastings St. Vancouver, B.C. V6E 3T5 Tel: 604-681-9059 Fax: 604-688-4670 www.quaterraresources.com

February 29, 2008	QMM: AMEX QTA: TSX Venture NR-04-08

QUATERRA RESOURCES INC. TO LIST ON THE AMERICAN STOCK EXCHANGE

VANCOUVER, B.C. – Quaterra Resources Inc. today announced that its common shares have been approved for listing on the American Stock Exchange (AMEX). Quaterra expects the shares to begin trading on the AMEX on Monday, March 3, 2008, under the symbol QMM.

The AMEX Specialist for the Company will be Brendan E. Cryan and Company, LLC. Quaterra’s listing is contingent on the Company being in compliance with all applicable listing standards on the date it begins trading on the Exchange, and may be rescinded if it is not in compliance with these standards.

“By listing on the AMEX, Quaterra has achieved a key milestone,” says Dr. Tom Patton, Quaterra’s President and CEO. “The AMEX listing will provide a more convenient trading market for U.S. shareholders, facilitate trading liquidity and raise the Company’s profile with U.S.-based institutional investors.”

Quaterra will retain its listing on the TSX Venture Exchange under the symbol QTA.V.

In connection with its application to list on the AMEX, Quaterra filed a registration statement on Form 40-F with the U.S. Securities and Exchange Commission. The Form 40-F filing is available at www.sec.gov.

Quaterra Resources Inc. (AMEX: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base metal, precious metal or uranium deposits. The company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial exploration and evaluation.

On behalf of the Board of Directors,

“Thomas Patton”
Thomas Patton, President, Quaterra Resources Inc.

Expanded information on the Company’s projects is described on our website at www.quaterraresources.com or contact Jay Oness at 1-888-456-1112, 604-681-9059 or email: corpdev@mnxltd.com

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.